

SECU 09057369 SSION

SEC
Mail Processing
Section

MAR 02 2009

Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30369

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/08__ AND ENDING __12/31/08__
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L.P. Littlewood & Associates, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2713 Flossmoor Road
(No. and Street)

Flossmoor   IL   60422
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence P. Littlewood   (708) 798-9360
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – if individual, state last, first, middle name)

13116 South Western Avenue,   Blue Island,   Illinois   60406
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Lawrence P. Littlewood_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____L.P. Littlewood & Associates, Inc._____, as of _____December 31, 20 08_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____
Signature

_____President_____
Title

_____Marsha J. Kamerlink_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
L. P. Littlewood and Associates, Inc.

We have audited the accompanying statement of financial condition of L. P. Littlewood and Associates, Inc. as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of L. P. Littlewood and Associates, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 15, 2009

L. P. LITTLEWOOD AND ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 16,039
Receivable from broker/dealers	103,533
Furniture and equipment	
net of $14,277 accumulated depreciation	2,267
TOTAL ASSETS	**$ 121,839**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts payable	$ 5,424
Dividends payable	9,142
Total Liabilities	$ 14,566

SHAREHOLDERS' EQUITY

Common stock, no par value; authorized	
1,000 shares; issued and outstanding	
500 shares	$ 2,000
Additional paid-in capital	75,000
Retained earnings	30,273
Total Shareholders' Equity	$ 107,273
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 121,839**

The accompanying notes are an integral part of this financial statement.

L. P. LITTLEWOOD AND ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Illinois on April 18, 1980. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are providing investment advice and the purchase and sale of securities.

Long and Short Securities - Securities positions are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date of less than 90 days when purchased by the Company, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Depreciation - Depreciation of furniture and equipment is provided for using various methods over five and seven year periods.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - S CORPORATION ELECTION

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the Company's shareholders.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2008 the Company's net capital and required net capital were $104,668 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 14%.

NOTE 4 - CLEARING AGREEMENT WITH OFF-BALANCE SHEET RISK

On November 17, 2006, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. The initial term of the agreement was one year and will be automatically renewed for additional one year terms unless terminated by either party with 30 days prior written notification. The Company is required to maintain a deposit with the Clearing Broker/dealer of $100,000 to assure the Company's performance under the agreement. This amount is included in "Receivable from broker/dealers" on the statement of financial condition.

NOTE 4 - CLEARING AGREEMENT WITH OFF-BALANCE SHEET RISK - (Continued)

In addition, the Company is required to maintain net capital (as defined) of at least $100,000, adhere to a ratio of aggregate indebtedness (as defined) to net capital not to exceed 1000% and maintain a fidelity bond with a minimum coverage of $500,000. The Company is also restricted from entering into similar agreements with other broker/dealers without prior written consent from the Clearing Broker/dealer.

As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 5 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents of $16,039 included in the statement of financial condition at December 31, 2008 reflects the balance in a business (checking) account held at the Company's Clearing Broker/dealer.

NOTE 6 - LEASE COMMITMENT

The Company entered into a noncancellable lease agreement for office space that expires December 31, 2009. Minimum annual rentals under this agreement for the period ending December 31, 2009 will be $11,676. Payments made pursuant to terms of a similar agreement for the year ended December 31, 2008 were $11,340.

L. P. LITTLEWOOD AND ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

Dunleavy & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
BLUE ISLAND, ILLINOIS

L. P. LITTLEWOOD AND ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008